NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE | **JULY 20, 2009**

News Release: **09-12** | Trading Symbol: TSX Venture-**NAI**

[redacted] Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI DRILLS HIGH GRADE GOLD AT VIKING INCLUDING 45.5 GRAMS PER TONNE OVER 1 METRE, AND 18.4 GRAMS PER TONNE OVER 4.3 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-11 to 14 from its ongoing drilling program at the Viking gold property in Newfoundland. All 4 drill holes have intersected strong zones of gold mineralization along with larger intervals of lower grade mineralization.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the exploration results from drill holes 09VK-11 to 14 which are defining the Thor Trend as a significant gold bearing structure. The 2009 exploration program has been very successful in delineating and expanding the Thor Trend which is at least 500 metres long and remains open in all directions. To date the widths and grades we are seeing from some holes in the Trend compare favorably to operating underground gold mines in Canada, making it an exceptional exploration project".

Drill Results

Hole 14 is located 210 metres south of the high grade Thor Vein and tested the altered and mineralized zone exposed in trench 31. The hole intersected widespread gold mineralization including 45.5 grams per tonne (g/t) gold over 1 metre within a larger interval grading 18.4 g/t gold over 4.3 metres. Below this zone the hole encountered intercepts grading 36.2 g/t gold over 0.5 metres and 7.0 g/t gold over 1 metre. The high grade intervals occur within a larger halo containing 2.6 g/t gold over 57.4 metres.

Holes 09VK-11 to 13 are all located on the same section and tested the Thor Trend at trench 30, approximately 285 metres south of the high grade Thor Vein. These drill holes did not intersect the east-west trending high grade quartz sulfide vein exposed at surface (with previously released grab samples containing 83.0 and 148.1 g/t gold) as this vein runs at shallow angles to the drill hole direction. The holes were drilled roughly perpendicular to the strong zone of northeast trending quartz veins exposed at surface. Holes 11 to 13 all contained highly anomalous gold throughout their lengths, with hole 09VK-11 averaging 0.4 g/t gold over 55.4 metres. Each hole also intersected higher grade mineralization including 9.1 g/t gold over 0.7 metres in hole 09VK-11, 4.7 g/t gold over 0.4 metres in hole 09VK-12, and 9.3 g/t gold over 0.6 metres in hole 09VK-13.

Summary of significant drill intercepts from holes 09VK-11 to 09VK-14 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t	Description
09VK-11	2.1	57.5	55.4	0.4	0.3	Entire hole
including	3.0	6.4	3.4	3.3	0.7	Altered augen gneiss
including	5.7	6.4	0.7	**9.1**	1.6	Altered augen gneiss
09VK-12	0.0	61.5	61.5	0.2	0.3	Entire hole
including	8.2	8.6	0.4	**4.7**	0.7	Altered augen gneiss
09VK-13	5.9	129.4	113.0**	0.2	0.3	Entire hole
including	123.0	123.6	0.6	**9.3**	2.5	Altered augen gneiss
09VK-14	20.6	78	57.4	2.6	1.4	Altered granite and gneiss
including	48.3	52.6	4.3	**18.4**	10.7	Quartz vein and breccia
including	49.3	50.3	1	**45.5**	**33.7**	Quartz vein and breccia
including	57.9	58.4	0.5	**36.2**	4.1	Altered augen gneiss
including	73.5	74.5	1	**7.0**	5.1	Altered augen gneiss

*The true widths of the mineralized intercepts are unknown. ** Interval excludes 10.5 metres of core that was not sampled.

The results of drilling to date are an excellent first step in delineating the potential of the Viking project. The ongoing trenching and drilling program is showing the Thor Trend has size potential and is well mineralized, with local zones containing grades above 1 ounce per ton gold. The Thor Trend contains mineralized quartz veins trending in multiple directions and not all of the veins can be tested with a single drilling direction. Additional drill holes oriented in different directions may be required to estimate the true grade of some zones.

Drilling Update
Thirteen drill holes have been completed to date and the drill is currently on hole 09VK-24. Several drill holes have been logged, sampled, and sent to the lab for assay, and several are currently being processed. Additional drill hole results are expected within two weeks time. A new presentation on the Viking project containing additional information on the ongoing 2009 drill program has been added to our website at www.naminco.ca.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Duplicate samples of select veins are sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director